                                                                 RULE 424(B)(3)
PROSPECTUS                                            REGISTRATION NO. 33-62849


                                1,772,000 SHARES


                               WEGENER CORPORATION

                                  COMMON STOCK


  OF THE 1,772,000 SHARES OF COMMON STOCK OF WEGENER CORPORATION (THE "COMPANY") OFFERED HEREBY, 1,700,000 SHARES ARE BEING SOLD BY CERTAIN SHAREHOLDERS. IN ADDITION, 72,000 SHARES OF COMMON STOCK REPRESENT SHARES UNDERLYING OUTSTANDING COMMON STOCK PURCHASE WARRANTS OR OPTIONS, AND ARE BEING OFFERED FOR SALE TO THE PUBLIC BY THE HOLDERS OF SUCH WARRANTS AND OPTIONS UPON THE EXERCISE THEREOF. SUCH SECURITIES ARE EXERCISABLE AT PRICES RANGING FROM $2.4375 PER SHARE TO $3.00 PER SHARE. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE HOLDERS OF COMMON STOCK OR WARRANTS OR OPTIONS SELLING SHARES HEREUNDER ARE HEREINAFTER COLLECTIVELY REFERRED TO AS THE "SELLING SHAREHOLDERS." SEE "SELLING SHAREHOLDERS." THE COMPANY IS NOT OFFERING ANY SHARES FOR SALE HEREUNDER. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SHARES SOLD BY THE SELLING SHAREHOLDERS.


  THE COMMON STOCK IS QUOTED ON THE NASDAQ SMALL-CAP MARKET SYSTEM UNDER THE SYMBOL "WGNR." THE LAST SALE PRICE OF THE COMMON STOCK ON JANUARY 15, 1996 AS REPORTED ON THE NASDAQ SMALL-CAP MARKET SYSTEM WAS $10.875 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."


  SEE "RISK FACTORS" ON PAGES 3 AND 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                 Proceeds to
                     Price to    Underwriting      Selling          Proceeds to
                      Public       Discount     Shareholders(1)       Company
-------------------------------------------------------------------------------

Per Share(2) . . . . See Text      See Text       See Text
                      Below         Below          Below                 $0
-------------------------------------------------------------------------------

Total. . . . . . . . See Text      See Text       See Text
                      Below         Below          Below                 $0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) THE SELLING SHAREHOLDERS HAVE ADVISED THE COMPANY THAT THEY PROPOSE TO OFFER FOR SALE AND TO SELL THE COMMON STOCK FROM TIME TO TIME UNTIL
     JANUARY 11, 1998 THROUGH BROKERS IN THE OVER-THE-COUNTER
     MARKET, IN PRIVATE TRANSACTIONS, AND OTHERWISE, AT MARKET PRICES THEN PREVAILING OR OBTAINABLE. ACCORDINGLY, SALES PRICES AND PROCEEDS TO THE SELLING SHAREHOLDERS WILL DEPEND UPON PRICE FLUCTUATIONS AND THE MANNER OF SALE. IF THE COMMON STOCK IS SOLD THROUGH BROKERS, THE SELLING SHAREHOLDERS WILL PAY BROKERAGE COMMISSIONS AND OTHER CHARGES (WHICH COMPENSATION AS TO A PARTICULAR BROKER-DEALER MAY BE IN EXCESS OF CUSTOMARY COMMISSIONS). EXCEPT FOR THE PAYMENT OF SUCH BROKERAGE COMMISSIONS AND CHARGES AND THE LEGAL FEES, IF ANY, OF THE SELLING SHAREHOLDERS, THE COMPANY WILL BEAR ALL EXPENSES IN CONNECTION WITH REGISTERING THE SHARES OFFERED HEREBY. SUCH EXPENSES ARE ESTIMATED TO TOTAL APPROXIMATELY $36,000. SEE "PLAN OF DISTRIBUTION."


 THIS PROSPECTUS ALSO RELATES TO SUCH ADDITIONAL SHARES AS MAY BE ISSUED TO THE SELLING SHAREHOLDERS BECAUSE OF FUTURE STOCK DIVIDENDS, STOCK DISTRIBUTIONS, STOCK SPLITS, OR SIMILAR CAPITAL READJUSTMENTS.


                THE DATE OF THIS PROSPECTUS IS JANUARY 15, 1996

                              AVAILABLE INFORMATION

  The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

  The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

  1. The Company's Annual Report on Form 10-K for the year ended September 1, 1995; and
  2. The description of the Company's Common Stock contained in the Registration Statement on Form 8-A of Telecrafter Corporation, predecessor to the Company, Registration No. 0-11003 as filed with the Securities and Exchange Commission on March 25, 1983.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary, Wegener Corporation, 11350 Technology Circle, Duluth, Georgia 30136, telephone number (770) 623-0096.

                                RISK FACTORS

  IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

  WORKING CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING. The Company will require additional capital or other financing to finance its operations and continued growth. The Company may seek additional equity financing through the issuance of Common Stock upon the exercise of outstanding warrants and options or through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. There can be no assurance that the Company will be able to obtain such financing when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company.

  NO HISTORY OF PROFITABILITY. For the past five fiscal years, the Company has not reported any profits for a full year of operations. As a consequence, the Company had an accumulated deficit of $2,909,423 at the end of the fiscal year ended September 2, 1994. The deficit was $2,934,389 at June 2, 1995. There can be no certainty regarding the Company's ability to achieve or sustain profitability in the future. Whether or not the Company is able to operate profitably, the Company will require additional capital to finance its operations. During the second half of fiscal 1995 (year ended September 1, 1995) the Company issued 1.7 million shares of Common Stock in private placements and received net proceeds of $7,662,000. The proceeds received in the private placements as well as the Company's other current sources of funds (including a $4.5 million revolving line of credit) are expected to satisfy the Company's liquidity needs in the short term. Depending on the levels of revenues and profitability in 1996, additional funds for working capital may be needed. Management believes that the Company's ability to continue operations is dependent upon successfully obtaining additional funds through debt or equity financing to provide working capital and other funds for operations, and ultimately, the achievement of sustained profitability. There can be no assurance that the Company will be successful in achieving these goals.

  TECHNOLOGICAL CHANGE AND NEW PRODUCTS. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and better quality, sometimes at reduced prices. The introduction of products embodying new technology may render existing products obsolete and unmarketable. The Company's ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, and achieve levels of functionality and price acceptable to the market will be a significant factor in the Company's ability to grow and to remain competitive. If the Company is unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, the Company's business and operating results will be materially and adversely affected.

  CONCENTRATION OF CUSTOMERS. The Company sells to a variety of domestic and international customers on an open-unsecured account basis. The customers principally operate in the cable television, broadcast business music, private network and data communications industries. One customer, Glenayre Technologies, Inc., accounted for approximately 15.0% of revenues in fiscal 1995. Sales to Muzak accounted for approximately 18.6% of revenues in fiscal 1994, and 13.3% of revenues in fiscal 1993. Sales to a relatively small number of major customers have typically comprised a majority of the Company's revenues. This trend is expected to continue, and there can be no assurance that the loss of one or more of these customers would not have an adverse effect on the Company's operations.

  DEPENDENCE ON MANAGEMENT AND KEY EMPLOYEES. The Company's development, management of its growth and other activities depend on the efforts of key management and technical employees, and, in particular, Robert A. Placek and
C. Troy Woodbury, Jr., the President and Chief Executive Officer and Treasurer and Chief Financial Officer, respectively. The Company does not have an employment agreement with either Mr. Placek or Mr. Woodbury, but carries key man life insurance on the life of Mr. Placek in the amount of $1 million. Competition for qualified personnel is intense. The Company uses incentives, including competitive compensation and stock option plans, to attract and retain well-qualified employees. There can be no assurance, however, that the Company will continue to attract and retain personnel with the requisite capabilities and experience. The loss of one or more of the Company's key management or technical personnel also could adversely affect the Company. The Company does not have employment agreements with its key management personnel or technical employees. The Company's future success is also dependent upon its ability to effectively attract, retain, train, motivate and manage its employees. Failure to do so could have a material adverse effect on the Company's business and operating results.

  COMPETITION. The Company competes with companies which have substantially greater resources and a larger number of products, as well as with small specialized companies. Competition in the emerging distance learning industry is comprised of both established firms as well as relative newcomers. Through relationships with satellite service providers, the Company has positioned itself to provide end-to-end solutions to its customers. Competition in the market for the Company's MPEG-2 broadcast television electronics products, including digital video equipment, is driven by timelines, performance, and price. The Company's broadcast digital video products are transitioning to production and are aggressively priced, with unique, desirable features. These products are physically smaller and priced below other equivalent products on the market today. The competitive situation for data products is significantly different than that of the markets for other WCI products. Due to the large number of potential end users, both small and large competitors continue to emerge. The Company believes it has positioned itself to capitalize on the market trends in this business through careful development of its product and market strategies, which have proven successful in increasing revenues from this sector. In the cable television market the Company believes that the competitive position for its products is dominant. Products for cable television include proprietary cueing and network control devices. Competition for radio network products, including the Company's digital audio products, is very aggressive and pricing is very competitive. The Company believes that its continued success in all of its markets will depend on aggressive marketing and product development.

  NO ASSURANCE OF CONTINUED TRADING MARKET IN COMPANY SECURITIES. The Company's Common Stock is traded on the Nasdaq SmallCap Market. There is no assurance that a public market for the Company's Common Stock will continue to be made or that persons purchasing the Company's securities will be able to avail themselves of a public trading market for the Common Shares in the future. The requirements for continued listing on the Nasdaq SmallCap Market include that the issuer have two active market makers, total assets of at least $2 million, capital and surplus of at least $1 million, a minimum bid price per share of $1.00, at least 300 shareholders, and at least 100,000 publicly held shares with a market value of at least $200,000, among other requirements. The Company currently satisfies all requirements for continued eligibility for trading on the Nasdaq SmallCap Market. There can be no assurance that the Company will remain in compliance with Nasdaq's continued listing requirements. If the Common Stock is delisted by Nasdaq, the trading market for the Common Stock will be adversely affected, as price quotations for the Common Stock will not be as readily obtainable.

  VOLATILITY OF STOCK PRICE. The Company's Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the satellite communications industry or in the markets served by the Company. These and other factors may adversely affect the market price of the Common Stock.

  NO DIVIDENDS. The Company has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business.

                                   THE COMPANY

  Wegener Corporation (the "Company"), was formed in 1977 and is a Delaware corporation. The Company conducts its continuing business through Wegener Communications, Inc. (WCI), its wholly-owned subsidiary, and Wegener Communications International, Inc., a wholly-owned subsidiary of WCI. The Company's principal executive offices are located at 11350 Technology Circle, Duluth, Georgia 30136 and its telephone number is (770) 623-0096.

  WCI was formed in April 1978 and is a Georgia corporation. Its wholly-owned subsidiary, Wegener Communications International, Inc., is a Small Foreign Sales Corporation. WCI manufacturers and distributes satellite communications electronics to cable television operators, radio and television broadcasters, the business music industry and to private network systems. Products are sold in international and domestic markets.

SATELLITE COMMUNICATIONS ELECTRONICS. WCI manufacturers electronics for the distance learning, broadcast television and radio, cable television, business music, private network and data communications industries. WCI services all of the products that it sells. The Company warrants its products for a period of one year. There are no significant outstanding warranty claims outstanding as of September 1, 1995.

  WCI manufacturers primarily high volume standard products. During fiscal 1994, the Company divested its low volume custom products operations and entered into a distributor agreement for the sale of these products.

  Throughout fiscal 1995, WCI continued to produce and develop digital compression products. These products are in use world wide in distance learning, radio, cable television, and private business networks. In terms of new orders, compressed digital products are the fastest growing product segment for the Company. Bookings for the Company's digital video products are very strong and will more than compensate for other areas which are being impacted due to shifts in technology. As expected, demand for the Company's analog products have begun to decline following market demand for, and the Company's emphasis on, digital technology.

DIGITAL COMMUNICATIONS. The demand for digital products is being driven by the high cost of satellite capacity. Satellite capacity is scarce due to pressures on both the supply and demand side of the market. On the supply side, satellites are extremely expensive to launch, build, and maintain. The useful life of a satellite is limited by the amount of positioning fuel that can be carried. Also, the placement of satellites is regulated by the FCC and therefore the number of satellites within range of any given location is limited. On the demand side, the cost of receive hardware is being steadily reduced through advancing technology. The reduction in the cost of network hardware increases the economic feasibility of a greater number of networks. This is evidenced by the trend in both television and radio towards narrow-casting to well-defined market segments as opposed to broadcasting to the general population. Digital compression technology allows a four to ten-fold, or more, increase in the throughput of a satellite channel. For the network it represents an opportunity to reduce the cost of satellite use. For the satellite operator it represents an opportunity to increase the revenue generated by an expensive asset. The market as a whole has built up demand for digital technology which has finally arrived.

  With ongoing breakthroughs in digital compression, digitized audio and video products have become increasingly important. In 1995, WCI began delivering its MPEG-1 digital video products under a multi-year, multi-million dollar contract with Foundation Telecommunications, Inc. (FTI). FTI is using the WCI products to deliver distance learning programming to universities. Also in 1995 Dow Jones Investor

Network and NBC Desktop Video installed WCI MEPG-1 digital video products for use in subscription-based business information networks which deliver compressed video to PCs.

  WCI will manufacture MPEG-2 broadcast quality digital video products for commercial program distribution. These products will be installed at video programming origination points both at network studios and in satellite news gathering trucks for on-location transmissions. The first orders have been received for these products with deliveries scheduled for first quarter fiscal 1996.

  The Company's digital audio products employ MPEG digital audio compression technology and are used to distribute radio and business music programming to network affiliates. Orders for WCI's digital audio receiver products came from new networks in Spain, France, Mexico, Colombia, Brazil, Finland, Germany, Belgium, Switzerland, Singapore, and the United States.

  The Company manufactures specialized data communications products used in satellite broadcast data applications. Bookings for these products were very strong in fiscal 1995. WCI manufactures satellite data receivers for Glenayre Technologies which are used to expand Glenayre's paging network. Reuters also chose WCI data equipment to expand distribution for its international news feed.

CABLE TELEVISION PRODUCTS. WCI's products are widely employed in the cable industry to provide a variety of audio, data, and video services to cable subscribers. These products deliver high quality video and stereo sound to cable headends via satellite. This includes transmission of stereo sound associated with cable television programming, discrete audio-only services provided to cable systems, automated program delivery for regional sports networks, and pay-per-view movies.

  A wide variety of data transmission products are used to deliver specialized data services to cable headends and subscribers. These applications range from data to feed news services, weather and program guide graphics, delivery to personal computers, and control of cable subscribers' addressable converters.

  Other cable products are cue and control equipment for cable television networks. Cueing signals are used on advertising supported networks to permit affiliated cable systems to insert local commercials at appropriate times. Control equipment delivers switching commands from the network to provide program routing and blackouts.

  An additional product family of the cable television segment is graphic generators. These products deliver custom data by satellite that is graphically displayed on a subscriber's television. Products in this area were among the first generated by WCI. WCI has continued to add new products to this family to meet market demand.

RADIO AND TELEVISION BROADCASTING. Broadcasters use WCI equipment to distribute digital audio, analog audio, video, and cue/network control signals. Satellite based radio networks use WCI products to provide program audio and remote control of affiliate stations. Television networks use WCI products to deliver video, stereo sound, and data, as well as network management. Television stations use audio and data products for terrestrial microwave and fiber optic studio-to-transmitter links.

OPTICAL FIBER AND TERRESTRIAL MICROWAVE. Most of WCI's products used on satellite communications links are easily used on existing microwave or fiber circuits. Typical applications are voice and data circuits that accompany a television signal.

BUSINESS MUSIC. This market consists of suppliers of business music to retail restaurants, offices and retail establishments. WCI manufactures the equipment required to transmit audio and data from the business music supplier to the end user via satellite circuits. The equipment is controlled by the business music supplier using WCI's network control technology. Potential users of this WCI equipment include any business purchasing background music, foreground music or broadcast data.

                               RECENT DEVELOPMENTS

  Total revenues for the fiscal year ended September 1, 1995 were $19.5 million, up 18% from revenues of $16.5 million in fiscal 1994. Net earnings and earnings per share for fiscal 1995 were $385,000 and $.05, respectively, compared to a net loss of ($69,000) and ($.01), respectively, for fiscal 1994.

  WCI's backlog was approximately $27.4 million as of September 1, 1995 compared to $10.5 million as of September 2, 1994. This backlog is the result of positive acceptance of the Company's new digital communications products.

                                USE OF PROCEEDS

  All of the shares of the Common Stock registered for sale hereby are will be offered and sold by the Selling Shareholders. Accordingly, the Company will not receive any of the proceeds from such sales.

  However, the Company has registered 72,000 shares underlying certain outstanding Common Stock options and warrants which are exercisable at prices ranging from $2.4375 per share to $3.00 per share. Upon exercise of the options and warrants, the Company will receive proceeds of approximately $200,812, which will be used for working capital.

                            SELLING SHAREHOLDERS

  The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of December 31, 1995 and as adjusted to reflect the sale of shares offered hereby, with respect to the Selling Shareholders.



                                         BENEFICIAL
                                          OWNERSHIP                                  BENEFICIAL
                                        PRIOR TO THE            NUMBER OF             OWNERSHIP
                                          OFFERING                SHARES          AFTER THE OFFERING
                                    --------------------        TO BE SOLD        ------------------
NAME OF BENEFICIAL OWNER            SHARES       PERCENT      IN THE OFFERING     SHARES     PERCENT
------------------------            ------       -------      ---------------     ------     -------
Thomas Stafford                     130,000        1.5%            75,000         55,000         *
James H. Morgan, Jr.(1)              61,000(2)      *              25,000         36,000(2)      *
AT&T Corporation                    265,000        3.0%           265,000            0          --
Clearwater Small Cap Value Fund      76,600         *              50,000         26,600         *
Monsanto Master Fund                 75,300         *              50,000         25,300         *
Andrew E. Gold                       25,000         *              25,000            0          --
Paresco, Inc.                       225,000        2.6%           225,000            0          --
Richard Sinise                       50,000         *              50,000            0          --
Washington University                59,700         *              41,000         18,700         *
Newell Company                       80,000         *              80,000            0          --
Fairfax County Public School        100,000        1.2%           100,000            0          --
Burlington Northern, Inc.            40,000         *              40,000            0          --
Tracor, Inc.                         18,700         *               8,400         10,300         *
SUPERVALU, Inc.                      50,280         *               9,000         41,280         *
Burroughs Wellcome Co.               34,200         *              20,000         14,200         *
Inter-Regional Financial Group       36,800         *              30,000          6,800         *
Robinson Companies Profit
   Sharing Trust                     26,000         *              26,000             0         --
City of Pontiac, Michigan Police
   & Fire Retirement System          80,000         *              80,000             0         --
RR Donnelley & Sons                  60,000         *              30,000          30,000        *
Pension Reserves Investment
   Management Board                  70,600         *              70,600             0         --
The Kaufmann Fund, Inc.             393,000        4.5%           393,000             0         --
Jonathan Art                          7,000         *               7,000             0         --
Desmond Towey & Associates(3)        27,000(4)      *              27,000             0         --
Andrew E. Gold                       11,250(5)      *              11,250             0         --
Mitchell A. Metzman                  11,250(5)      *              11,250             0         --
Steven T. Newby                      22,500(5)      *              22,500             0         --

---------------------
*    Less than 1%.
(1) Mr. Morgan is a director of the Company, and is a partner of Smith, Gambrell & Russell, counsel to the Company, which receives legal fees for services rendered.

(2)  Includes 8,000 shares subject to non-qualified stock options.

(3) Desmond Towey & Associates provides ongoing shareholder relations services to the Company.
(4)  These shares represent shares underlying a non-qualified stock option.
(5)  These shares represent shares underlying Common Stock purchase warrants.

                              PLAN OF DISTRIBUTION

  Of the 1,772,000 shares of Common Stock being offered hereby for the benefit of the Selling Shareholders, 1,700,000 shares were originally issued by the Company in private placements to "accredited investors" pursuant to Regulation D promulgated by the Securities and Exchange Commission, which was completed in August 1995, and 72,000 shares underlie warrants or options to purchase Common Stock of the Company. The Company has agreed to register the shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders.

  The Selling Shareholders have advised the Company that they propose to offer for sale and to sell Common Stock from time to time during the next twenty-four months through brokers in the over-the-counter market, in private transactions, or otherwise, at market prices prevailing at the time of sale or at prices and terms then obtainable, in block transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale.

  If the shares are sold through brokers, the Selling Shareholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders will also pay the fees and expenses of any counsel retained by them in connection with this offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares offered hereby, which registration expenses are estimated to total approximately $36,000.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, Atlanta, Georgia.

                                     EXPERTS

  The financial statements and schedules incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

-------------------------------------------------------------------------------

NO DEALER, REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            -------------------------

                                TABLE OF CONTENTS

                            -------------------------


                                        PAGE
                                        ----
AVAILABLE INFORMATION . . . . . . . . .   2
INCORPORATION OF CERTAIN
 DOCUMENTS BY REFERENCE . . . . . . . .   2
RISK FACTORS  . . . . . . . . . . . . .   3
THE COMPANY . . . . . . . . . . . . . .   6

RECENT DEVELOPMENTS . . . . . . . . . .   8
USE OF PROCEEDS . . . . . . . . . . . .   8

SELLING SHAREHOLDERS  . . . . . . . . .   9
PLAN OF DISTRIBUTION  . . . . . . . . .  10
LEGAL MATTERS . . . . . . . . . . . . .  10
EXPERTS . . . . . . . . . . . . . . . .  10

-------------------------------------------------------------------------------

                                1,772,000 SHARES


                                     WEGENER
                                   CORPORATION


                                   COMMON STOCK


                            -------------------------

                                    PROSPECTUS

                            -------------------------


                                JANUARY 15, 1996


-------------------------------------------------------------------------------


                                      II-1